UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                    YP Corp.
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             (Exact Name of Registrant as Specified in Its Charter)

              Nevada                                     85-026668
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(State of Incorporation or organization)    (I.R.S. Employer Identification no.)

     4840 East Jasmine Street, Suite 110, Mesa, Arizona           85205
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     (Address of Principal Executive Offices)                   (Zip Code)

If  this  form  relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If  this  form  relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities  Act  registration  statement file number to which this form relates:
____________________  (if  applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                                      N/A
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                                (Title of class)

Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Stock Purchase Rights
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                                (Title of class)


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ITEM  1.  DESCRIPTION  OF  REGISTRANT'S  SECURITIES  TO  BE  REGISTERED.

     A dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.001 per share (the "Common Stock"), of YP Corp. (the "Company") has been declared. The dividend is payable to stockholders of record at the close of business on May 4, 2004 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company either one one-thousandth of a share of Series A Preferred Stock, par value
$0.001 per share, of the Company (the "Preferred Stock") at a price of $36.50 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment, or, under certain circumstances, a number of shares of Common Stock of the Company with a market value equal to two times the Purchase Price. The description and terms of the Rights are set forth in a Rights Agreement dated as of May 6, 2004, as the same may be amended from time to time (the "Rights Agreement"), between the Company and Registrar and Transfer Company, as Rights Agent (the "Rights Agent").

     In general, until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as described below) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group of affiliated or associated persons becoming an Affiliated
Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with a copy of a summary describing the Rights (the "Summary of Rights"). Except in certain situations, a person or group of affiliated or associated persons becomes an "Acquiring Person" upon acquiring beneficial ownership of 15% or more of the outstanding shares of Common Stock.

     In the case of Frank J. Husic and his affiliates (which together currently own approximately 15.4% of the Company's outstanding shares of Common Stock), separate Rights certificates will be sent to stockholders if such persons, together with their respective affiliates and associates, (a) have acquired beneficial ownership of 18% or more of the outstanding shares of Common Stock, or (b) beneficially own 15% or more of the outstanding shares of Common Stock and commence or announce a tender or exchange offer to acquire beneficial ownership of 18% or more of the outstanding Common Stock, or (c) at any time beneficially own less than 15% of the outstanding Common Stock and acquire beneficial ownership of 15% or more of the outstanding shares of Common Stock, or commence or announce a tender or exchange offer to acquire beneficial ownership of 15% or more of the outstanding Common Stock. In the case of Mathew and Markson, Ltd. (which currently owns 22.2% of the outstanding shares of Common Stock) or Morris & Miller, Ltd. (which currently owns 21.7% of the Company's outstanding shares of Common Stock), either of those entities will become an Acquiring Person if such entity, together with its affiliates and associates, (a) has acquired beneficial ownership of 24% or more of the outstanding shares of Common Stock, or (b) beneficially owns 15% or more of the outstanding shares of Common Stock and commences or announces a tender or exchange offer to acquire beneficial ownership of 24% or more of the outstanding shares of Common Stock, or (c) at any time beneficially own less than 15% of the


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outstanding  Common Stock and acquire beneficial ownership of 15% or more of the outstanding shares of Common Stock, or commence or announce a tender or exchange offer to acquire beneficial ownership of 15% or more of the outstanding Common Stock.

     The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on April 26, 2014 (the "Final Expiration Date"), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as, and if declared, to a minimum preferential quarterly dividend payment of the greater of
(a) $1.00 per share, and (b) an amount equal to 1000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $1.00 per share (plus any accrued but unpaid dividends), and (b) an amount equal to 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000


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votes,  voting  together  with  the  Common  Stock.  If the Company fails to pay dividends on the Preferred Stock for six quarters (whether or not consecutive), the size of the Company's Board of Directors will be increased by two members and the holders of Preferred Stock, voting as a separate class, will be entitled to elect the two additional directors. The holders of Preferred Stock will retain this right until all dividend arrearages on the Preferred Stock have been cured, at which time the two additional members will cease to be directors of the Company an the size of the Company's Board of Directors will be decreased by two members.

     In the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Stock's dividend, liquidation, and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

     In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with which the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person, which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company's preferred stock having equivalent rights, preferences, and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock that are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu


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thereof  an adjustment in cash will be made based on the current market price of the  Preferred  Stock  or  the  Common  Stock.

     At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Company shall determine. The redemption of the Rights may be made effective at such time, on such basis, and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights remain redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Certificate of Designation of the Series A Junior Participating Preferred Stock of the Company, as Exhibit B the form of Rights Certificate, and as Exhibit C the form of Summary of Rights to Purchase Preferred Stock, and a press release issued by the Company on May 18, 2004 with respect to the Rights, are attached hereto as exhibits and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.


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ITEM  2.  EXHIBITS.

Exhibit  No.                             Description
------------     ---------------------------------------------------------------

     (1)         Rights  Agreement.

     (2)         Press  Release,  dated  May  18,  2004.


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                                    SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                   YP  CORP.


Date: May  18,  2004               By:/s/ Angelo  Tullo
     ---------------                  ---------------------------------------
                                      Angelo  Tullo,  Chairman  and
                                      Chief  Executive  Officer


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